SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company”) announces that at the Special General Meeting of Shareholders held on February 27, 2025, the following proposals were approved by the shareholders by the requisite majority:

1.  Approval of a revised Compensation Policy for a period of three years, commencing on the date of approval by the shareholders in the Meeting;

2. Appointment of Mr. Zwi Williger as the Company’s Chairman of the Board for an additional period of three years, commencing on the date of approval by the shareholders in the Meeting;

3. Appointment of Mr. Joseph Williger (Mr. Zwi Williger’s brother), as the Company’s CEO for an additional period of three years, commencing on the date of approval by the shareholders in the Meeting;

4.  Approval of an amendment to the terms of office of Mr. Zwi Williger, a controlling shareholder, commencing on January 1, 2025;

5.  Approval of an amendment to the terms of office of Mr. Joseph Williger, commencing on January 1, 2025; and

6.  Approval of the terms of office of Mrs. Dana Williger Schutz, daughter of Mr. Joseph Williger, as the Company’s head of marketing, commencing on commencing on the date of approval by the shareholders in the Meeting.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

Date: February 27, 2025	By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer